Omnitek Engineering Corp

_____________________________________________________________________________________________________

M E M O R A N D U M

TO:

Theresa Messinese

Joseph Foti

Julie Rizzio

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Werner Funk, President

Omnitek Engineering Corp.

DATE:

June 3, 2010

RE:

Omnitek Engineering Corp.

Form 10-12G

Filed: April 27, 2010

File No. 000-53955

_____________________________________________________________________________________________________

We submit the following in response to your comments by letter of May 24, 2010. In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

General

1.

Please be advised that your registration statement will automatically become effective in 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared our comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refilling it.

Response:

We acknowledged that this registration statement will become effective on June 26, 2010 at which time we will subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all SEC staff comments.

Explanatory Note, page ii

2.

Please revise the second paragraph of this section to note that you will be subject to the requirements of Regulation 13A upon effectiveness of this registration statement and not upon completion of this registration statement.

Response:

We have revised the registration statement as requested to reflect that we will be subject to the requirements of Regulation 13A upon “effectiveness” of this registration statement and not upon the “completion” of this registration statement.

June 3, 2010

Omnitek Engineering Corp.

MEMORANDUM

Description of Business, page 1

Business Development, page 1

3.

Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing.

Response:

We have revised the registration statement to include a summary of selected financial data for Omnitek as of the most recent fiscal year ended December 31, 2009 (audited) and the quarter ended March 31, 2010 (unaudited), as requested.

4.

Please revise the third paragraph of this section to disclose that on May 3, 2010 the OTCQX notified you that the company has fallen below the financial listing standards and will be moved to the Pink Sheets on May 28, 2010 or advise. Please also revise your Risk Factors section and Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters section as applicable.

Response:

We have revised the registration statement as requested to include the disclosure that reads:

“On May 3, 2010, the OTCQX notified the Company that it had fallen below the financial listing standard and was moved to the Pink Sheets on May 28, 2010.”

Business of Issuer, page 1

Principal Products or Services, page 1

5.

Please file the agreement to convert agricultural irrigation engines in California as an exhibit to your registration statement or please advise.

Response:

The Exclusive Representation Agreement with Omnitek Stationary, Inc. is already filed as Exhibit 10.1 to the registration statement.

6.

Please briefly clarify what you mean by "rich-burn" versus "lean-burn."

Response:

We revised the registration statement as to include an explanation of rich-burn versus lean-burn, which read as follows:

Rich-burn and lean-burn is referring to the air-to-fuel ratio an engine is operating under. An engine which is operating under rich-burn conditions, also known as Lambda 1, use more fuel and is therefore more polluting than an engine tuned to Lean-burn. Therefore it is desirable to tune an engine to lean-burn, which supplies less fuel to the engine and reduces emissions.

June 3, 2010

Omnitek Engineering Corp.

MEMORANDUM

7.

From the website listed in the third paragraph of this section, it appears that there are less than 20 million commercial vehicles produced each year. Please advise or please revise your disclosure accordingly.

Response:

We have revised the registration statement so that the disclosure is consistent with the information provided on the referenced website.

8.

Please clarify how you arrive at the estimate of the number of diesel engines that could be eligible for conversion to the Omnitek Diesel-to-Natural Gas Conversion System.

Response:

We have revised the registration statement to include our basis of the estimated number of diesel engines available for conversion which disclosure reads as follows:

To arrive at this estimate, Omnitek utilized the information posted at http://www.worldometers.info/cars/ which states that every year about 20 million new commercial vehicles are produced. According to the U.S. Department of Energy statistics is the average lifespan of a heavy duty diesel engine. (See www.catf.us/publications/reports/Diesel_in_America_Technical_Paper.pdf). We therefore multiplied 20 million by 29 years to arrive at our estimate.

9.

Additionally, please also provide support for your statement that it is "reasonable to believe that there will always be a market to convert diesel engines to CNG" or delete this statement.

Response:

We have deleted this statement from the registration statement.

10.

Please provide support for the last two sentences of the fourth paragraph of this section or please delete these sentences.

Response:

We have deleted these sentences from the registration statement.

Markets, page 2

11.

We note your disclosure in the second sentence of the first paragraph of this section in which you state that your technology is currently being used in several countries. Please advise whether you have any agreements in place for the technology being used in these countries. If so, please file such agreements as an exhibit to your registration statement or please advise.

Response:

We have revised the registration statement to clarify that there are no agreements in place which disclosure reads as follows:

“The Company’s sales in these markets are all prepaid purchase order driven sales, and as such there are no ongoing written agreements in place.”

June 3, 2010

Omnitek Engineering Corp.

MEMORANDUM

12.

We note your disclosure regarding markets and your focus on countries not requiring emissions standards and secondarily on countries requiring compliance with emission standards, as well as the disclosure at page 3 regarding the status of new products or services. To the extent you discuss future plans or products, the discussion should be balanced with realistic time frames and any financing needs to implement your plans. If you have no current plans to begin implementing future plans or products or no available financing, so state. Please revise your filing throughout when discussing future plans or products.

Response:

We have revised the registration statement throughout to clarify that there are no current plans to implement future plans or product launches, and to clarify what, if any, financing would be required for future product implementation.

13.

In this regard, in your business section discussion please clearly describe what products you currently sell.

Response:

We have revised the registration statement to clearly describe the three main products that Omnitek offers at this time which are:

(a)

A conversion kit for converting a rich-burn natural gas engine to a lean-burn natural gas engine;

(b)

A conversion kit for converting a diesel engine to run on natural gas; and

(c)

New complete natural gas engines.

Effect of existing or probable governmental regulations on the business, page 7

14.

Please revise this section to provide an estimate of the annual legal and accounting costs the company will incur as a result of meeting its reporting obligations.

Response:

We have revised the registration statement to state that:

“Management believes that these reporting obligations will increase the Company’s annual legal and accounting costs by an estimated $25,000 and 30,000, respectively, but it is expected that revenues will be sufficient to meet these costs.”

Number of total employees and number of full-time employees, page 8

15.

Please advise as to why you are anticipating a substantial change in the number of employees required to conduct future operations and how substantial this change will be or please delete.

Response:

We have deleted this sentence from the registration statement.

June 3, 2010

Omnitek Engineering Corp.

MEMORANDUM

Risk Factors, page 9

16.

We refer you to the second to last sentence of the first paragraph and the second paragraph of this section. Please delete or revise this language to remove any inference that this section does not discuss all material risks. If risks are not deemed material, please do not reference them. Additionally, please make any corresponding changes to the Forward-Looking Statements language on page ii. Refer to 503(c) of Regulation S-K.

Response:

We have deleted the language as requested.

17.

Please include any risks that may be associated with becoming a reporting company under the 1934 Act, such as increased costs or new regulatory environment that may result from being a reporting company.

Response:

We have added a Risk Factor titled:

Upon effectiveness we become subject to the periodic reporting requirements of the Securities Exchange Act of 1934 that will require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs could reduce or eliminate our ability to earn a profit.

18.

Please create a risk factor to discuss the fact that six customers accounted for approximately 63% of your revenues for your last fiscal year. Additionally, to the extent you rely on one or more suppliers for a significant amount of your products purchased, please disclose and create a risk factor accordingly.

Response:

We have created Risk Factors as requested to discuss the fact that six customers accounted for approximately 63% of our revenues last year and also with regard to any risks associated with our reliance on one or more suppliers for a significant amount of components, which Risk Factors reads as follows:

Six customers accounted for 63% of revenue for the year ended December 31, 2009, and loss of any of these customers could adversely affect our results of operations, financial condition, and profitability

Six customers accounted for approximately 63% of the Company’s revenues for the year ended December 31, 2009. These customers are free to purchase conversion kits and new natural gas engines from our competitors who may have more established distribution channels and other competitive advantages, such as price. In addition, our customers’ need for our conversion kits and new natural gas engines depends on the worldwide and regional fuel prices, and the various governmental regulations. If any of the latter factors change significantly, our customers’ demand for our products might decline substantially.

The loss of any of these customers would be expected to have a materially adverse effect on our results of operations and financial condition. At the minimum, it would have a materially adverse effect on our operations during the short-term until we are able to generate replacement customers. For more information about dependence on a few major customers, please see Item 1. Description of Business (7) “Dependence on One or Few Major Customers.”

June 3, 2010

Omnitek Engineering Corp.

MEMORANDUM

Dependence on a limited number of qualified suppliers of components and equipment could lead to delays, lost revenue or increased costs.

Our future operating results may depend substantially on our suppliers’ ability to supply us with components in sufficient volumes to meet our production requirements. Some components that we use are available from only a single or limited number of qualified suppliers. If there is a significant simultaneous upswing in demand for such a component from several high volume industries resulting in a supply reduction, if a component is otherwise in short supply, or if a supplier has a quality issue with a component, we may experience delays or increased costs in obtaining that component. If we are unable to obtain sufficient quantities used in the components, or other necessary components, we may experience production delays which could cause us loss of revenue. If a component becomes unavailable, we could suffer significant loss of revenue.

Each of the following could also significantly harm our operating results:

• an unwillingness of a supplier to supply such components to us;

• consolidation of key suppliers;

• failure of a key supplier’s business process;

• a key supplier’s or sub-supplier’s inability to access credit necessary to operate its business; or

• failure of a key supplier to remain in business.

Early Stage of the Company and Its Products, page 10

19.

We note that you have identified the company as being in the development stage of operations with 'limited revenue from operations'. ASC 915 defines a development stage entity as either not having principal operations commenced or planned principal operations have commenced but there has been no significant revenue from operations. Omnitek has generated revenue over $1 million in each of the last two years; therefore it appears that this identification is not appropriate. Please remove this disclosure.

Response:

We have revised the registration statement throughout to remove the reference to the Company as a development stage company.

Dependence Upon Key Personnel, page 12

20.

Please revise to discuss whether there are any employment agreements in place between the company and Mr. Funk and Ms. Quigley and the related material risks, or advise.

Response:

We have revised the registration statement to clarify that there are employment agreements in place between the Company and Mr. Funk and Mrs. Quigley and the related material risk to the Company in the event of the loss of either Mr. Funk or Mrs. Quigley.

Creditworthiness of Distributors is an Ongoing Concern, page 12

21.

Please expand this risk factor to discuss the material risks associated with the potential inability to collect funds owed by distributors.

Response:

We have expanded this Risk Factor as requested which reads as follows:

Creditworthiness of Distributors is an Ongoing Concern

The Company may not always be able to collect all of the funds owed to it by its distributors. Some distributors may experience financial difficulties which may adversely impact our collection of accounts receivable. We regularly review the collectability and creditworthiness of our distributors to determine an appropriate allowance for credit to such distributors. If our uncollectible accounts exceed that amount for which we have planned this would adversely impact our operating results. The Company tries to minimize this concern by selling most of its products by way of prepaid purchase orders.

June 3, 2010

Omnitek Engineering Corp.

MEMORANDUM

Financial Information, page 14

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

22.

Please revise the first paragraph of this section to remove the reference to the children's book and education sector or please advise. We also note the reference to travel companies in the last paragraph on page 25.

Response:

We have revised the registration statement to remove the reference to children’s book and education section as well as travel companies.

Management's Plan of Operation, page 15

23.

As the company does not meet the definition of a development stage company per ASC 915, MD&A should not include a plan of operations, but rather should discuss the results of operations for the periods presented. Please remove the title of this section to properly reflect the information to be presented (results of operations). In this regard, significantly expand your discussion to provide information that enhances an investor's understanding of the results of your operations. For example, with regard to sales, discuss the specific factors that caused a decrease of 61% including the products you sold less of, the geographic areas where sales decreased, and management's assessment of why such factors existed. A similar more robust discussion should be presented for cost of sales and operating expenses.

Response:

We have removed the title of this section so that it now only refers to results of operations. We do not track our produts by country nor by individual product. We have however, expanded the discussion of sales to explain the causes of the decline. We have made similar revisions to expand the discussion of cost of sales and operating expenses.

Results of Operations, page 15

24.

Please provide support for your statement that you expect your sales to rebound in 2010 due to improved-economic conditions and rising energy prices or please delete.

Response:

We have deleted this statement.

June 3, 2010

Omnitek Engineering Corp.

MEMORANDUM

Liquidity and Capital Resources, page 15

25.

Please revise your discussion to identify and separately describe internal and external sources of liquidity available to the company and to identify any known demands or uncertainties that will result in, or that are reasonably likely to result in, liquidity increasing or decreasing in any material way. If a material deficiency has already been identified, disclose this fact and explain the course of action the company is planning to remedy the deficiency. See Item 3-03 of Regulation S-K for further guidance.

Response:

The discussion of liquidity and capital resources has been expanded to explain that the company’s internal sources of liquidity. The company currently has no external sources of liquidity. No material deficiency has been identified. Management believes that sufficient liquidity exists in the company.

26.

Please revise this section to discuss any material commitments for capital expenditures at the end of the latest period and the anticipated source of funds needed to fulfill such commitments. Similar information to that presented in the section "Future Capital Requirements; Uncertainty of Future Funding" on page 11 would be useful to an investor's understanding of the company's capital resources.

Response:

The section has been expanded to clarify that the company has no material commitments for capital expenditures as of the end of the latest period.

Critical Accounting Policies and Estimates, page 16

27.

This section should include the identification of the accounting estimates reflected in the company's financial statements that require assumptions on uncertain items and whose changes could materially impact the company's financial condition or changes in operations. In this regard, we note that estimates for inventory obsolescence and the utilization of net operating loss carry forwards in the determination of a valuation allowance for tax assets require assumptions that are uncertain. Please revise to disclose the methodology and assumptions underlying these estimates and the impact of any changes in the estimates.

Response:

The section has been revised to identify significant accounting estimates used in the preparation of the Company’s financial statements and the methodology and assumptions underlying the estimates.

Security Ownership of Certain Beneficial Owners and Management, page 19

28.

Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities.

Response:

We have revised this section to identify the individuals who have voting and dispositive power with respect to the shares owned as set forth in said section.

June 3, 2010

Omnitek Engineering Corp.

MEMORANDUM

Directors and Executive Officers, page 20 Business Experience, page 20

29.

Please provide the support for the statements "[h]is extensive knowledge of technology, marketing and international business has been largely responsible for the Company's growth and international market penetration" and "he started several successful businesses" or please delete.

Response:

We have deleted these statements.

Executive Compensation, page 22

30.

We note your disclosure that Mr. Peterson had an employment agreement which set his salary level at $60,000. We also note your disclosure in the Summary Compensation Table that Mr. Peterson had a salary of $102,542 in 2009 and a salary of $85,853 in 2008. Please advise.

Response:

We have revised this section to clarify Mr. Peterson’s salary during 2009 and 2008.

Certain Relationships and Related Transactions and Director Independence, page 24

31.

Please revise this section to include any related party transaction that occurred in the fiscal year preceding your last fiscal year. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

Response:

We have revised this section as requested.

32.

Please revise your disclosure to include any transactions with promoters and certain control persons that involved amounts less than $60,000 or please advise.

Response:

We have revised this section as requested.

Recent Sales of Unregistered Securities, page 27

33.

Please revise this section to include all of the information required by Item 701 of Regulation S-K such as the nature of the transaction as to which securities were sold other than for cash and the facts relied upon to make the exemption available.

Response:

We have revised this section to include the information required by Item 701 of Regulation S-K, with regard to each issuance and sale of unregistered securities during the required period.

June 3, 2010

Omnitek Engineering Corp.

MEMORANDUM

Financial Statements, page 31 Statements of Cash Flows, page 36

34.

We note that you had an approximate $233,000 impairment on inventory and $403,000 impairment on deferred tax assets. All items included in net income that are non-cash expenses or income should be separately reflected as an adjustment in reporting net cash flow from operating activities. In this regard, the separate reporting of changes in assets resulting in impairments and other changes in assets from sales of goods (inventories) or utilization (deferred taxes) in the normal course of business is considered meaningful information that should be disaggregated (and not reported as a net change in operating assets). Please see ASC Topic 230-10-45-28 to 29 for further guidance. Please revise accordingly.

Response:

We have revised the statement of cash flows to separately disclose the non-cash expenses.

Note 1: Organization and Business Activity, page 38

35.

Please tell us and disclose whether you have any guaranteed obligations relating to your investment in Performance Stores, Inc. or whether you are responsible to provide any financial support. If you have any commitments, please also disclose how they are accounted for.

Response:

We have expanded the note to disclose that “The Company has no guaranteed obligations or responsibility to provide any financial support to Performance.”

Note 2(k): Summary of Significant Accounting Polices, Customers, page 43

36.

We note that six customers accounted for approximately 63% of revenue for the year ended December 31, 2009. Please revise to disclose if revenue from a single customer amounts to 10% or more of your total revenues, and if so, disclose the total amount of revenue from such customer in accordance with ASC 280-50-42.

Response:

We have added the disclosure regarding customers that exceeded 10% of net revenues to Note 2(k).

Geographic Information

37.

Please revise to disclose the geographic information required by ASC 280-50-41.

Response:

We have added the geographic information required as Note 10.

Note 6: Customer Deposits, page 45

38.

Please revise to provide your policy for accounting for customer deposits in Note 2, Summary of Significant Accounting Policies.

Response:

We have revised to provide the accounting policy for customer deposits in Note 2.

June 3, 2010

Omnitek Engineering Corp.

MEMORANDUM

Note 8: Related Party Transactions, Accrued Expenses — Related Parties, page 46

39.

Please disclose the repayment terms for amounts owed to related parties.

Response: We have revised Note 8 to disclose the terms of the Accrued Expenses-Related Parties as follows: “The accrued expenses-related parties are non-interest bearing, unsecured and due upon demand.”

A marked copy of the Amendment No. 1 to the Form 10 reflecting the changes is attached to this correspondence.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

Sincerely,

/s/ Werner Funk

Werner Funk

President and Chief Executive Officer